UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Warner Chilcott Limited
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

G9435N108
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☐ Rule 13d-1(c) ☒Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9435N108

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Credit Suisse
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐

(b) ☒

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION
SWITZERLAND
NUMBER OF	5	SOLE VOTING POWER -0-
SHARES BENEFICIALLY OWNED BY EACH	6	SHARED VOTING POWER 38,115,042
REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 38,115,042
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,115,042
10		CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.2%
12		TYPE OF REPORTING PERSON BK

Item 1.

(a)	Name of Issuer: Warner Chilcott Limited

(b)	Address of Issuer’s Principal Executive Offices: 100 Enterprise Drive, Rockaway, New Jersey 07866

Item 2.

(a)	Name of Person Filing: Credit Suisse. See Schedule I.

(b)	Address of Principal Business Office or, if none, Residence: Uetlibergstrasse 231, P.O. Box 900, CH-8070 Zurich, Switzerland

(c)	Citizenship: Switzerland

(d)	Title of Class of Securities: Class A Common Stock, par value $0.01 per share

(e)	CUSIP Number: G9435N108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership

(a)	Amount Beneficially Owned: See response to Item 9 on the cover page.

(b)	Percent of Class: See response to Item 11 on the cover page.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See response to Item 5 on the cover page.

(ii)

Shared power to vote or to direct the vote:

See response to Item 6 on the cover page.

On January 12, 2007, DLJMB Overseas Partners III, C.V., DLJ Offshore Partners III, C.V., DLJ Offshore Partners III-1, C.V., DLJ Offshore Partners III-2, C.V., DLJ MB Partners III GmbH & Co. KG, Millennium Partners II, L.P. and MBP III Plan Investors, L.P. (collectively, the “Credit Suisse Entities”) entered into a Voting Agreement with the Issuer, pursuant to which the Credit Suisse Entities agreed with the Issuer not to vote any shares of Common Stock beneficially owned by the Credit Suisse Entities in excess of 9.99% of the outstanding shares of Common Stock.

(iii) Sole power to dispose or to direct the disposition of: See response to Item 7 on the cover page.

(iv) Shared power to dispose or to direct the disposition of: See response to Item 8 on the cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐
Item 6.	Ownership of More than Five Percent on Behalf of Another Person Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company See Schedule I.
Item 8.	Identification and Classification of Members of the Group Not Applicable.

Item 9.	Notice of Dissolution of Group Not Applicable.
Item 10.	Certification Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 February 14, 2008

CREDIT SUISSE
By: /s/ Ivy Dodes Name: Ivy Dodes Title: Managing Director

Schedule I

In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Schedule 13G/A is being filed by Credit Suisse (the “Bank”), a Swiss bank, on behalf of its subsidiaries to the extent that they constitute the Investment Banking division (the “Investment Banking division”), the Alternative Investments business (the “AI Business”) within the Asset Management division (the “Asset Management division”) and the U.S. private client services business (the “U.S. PCS Business”) within the Private Banking division (the “Private Banking division”) (the “Reporting Person”). The address of the Bank’s principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person’s principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

The ultimate parent company of the Bank is Credit Suisse Group (“CSG”), a corporation formed under the laws of Switzerland. CSG is a global financial services company, active in all major financial centers and providing a comprehensive range of banking products. The Bank is comprised of the Investment Banking division, the Asset Management division and the Private Banking division. The Investment Banking division provides financial advisory and capital raising services and sales and trading to institutional, corporate and government clients worldwide. The Asset Management division provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide and offers products across a broad range of investment classes, including alternative investments. The Private Banking division offers global private banking and corporate and retail banking services in Switzerland. CSG’s business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland.

CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including those subsidiaries that constitute the Asset Management division (other than the AI Business) (the “Traditional AM Business”) and the Private Banking division (other than the U.S. PCS Business) (the “Non-U.S. PB Business”)) may beneficially own securities to which this Schedule 13G/A relates (the “Shares”) and such Shares are not reported in this Schedule 13G/A. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. Each of the Traditional AM Business and the Non-U.S. PB Business disclaims beneficial ownership of Shares beneficially owned by the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, the Traditional AM Business and the Non-U.S. PB Business.

On March 31, 2005, Bain Capital Integral Investors II, L.P., BCIP Trust Associates III, BCIP Trust Associates III-B, BCIP Associates – G, J.P. Morgan Partners (BHCA), L.P., J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., J.P. Morgan Partners Global Investors (Cayman) II, L.P., J.P. Morgan Partners Global Investors A, L.P., J.P. Morgan Partners Global Investors (Cayman) III, L.P., J.P. Morgan Partners Global Investors (Selldown), L.P., J.P. Morgan Partners Global Investors (Cayman/Selldown) III, L.P., Thomas H. Lee (Alternative) Fund V, L.P., Thomas H. Lee (Alternative) Parallel Fund V, L.P., Thomas H. Lee (Alternative) Cayman Fund V, L.P., Putnam Investments Employees’ Securities Company I LLC, Putnam Investments Employees’ Securities Company II LLC, Putnam Investments Holdings, LLC, Thomas H. Lee Investors Limited Partnership, Ontario Municipal Employees Retirement Board, AlpInvest Partners CS Investments 2003 C.V., AlpInvest Partners Later Stage Co-Investments Custodian II B.V., AlpInvest Partners Later Stage Co-Investments Custodian IIA B.V., Filbert Investment PTE LTD, the Northwestern Mutual Life Insurance Company, Warner Chilcott Holdings Company, Limited, Warner Chilcott Holdings Company II, Limited and Warner Chilcott Holdings Company III, Limited (collectively, the “Other Persons”), and the Credit Suisse Entities entered into that certain Amended and Restated Shareholders Agreement, as amended by that certain First Amendment to the Amended and Restated Shareholders Agreement, dated as of April 19, 2005 (the “Shareholders Agreement”), with respect to the securities of the Issuer. The Shareholders Agreement terminated upon the Issuer’s initial public offering. However, certain provisions of such Shareholders Agreement, including certain registration rights, survived such termination. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Person that a group exists within the meaning of the Securities Exchange Act of 1934, as amended, and the Reporting Person disclaims beneficial ownership of the securities of the Issuer directly beneficially owned by any of the Other Persons.